

December 31, 2013

Via E-mail
David C. Shiels
Chief Financial Officer
Access Midstream Partners, L.P.
525 Central Park Drive
Oklahoma City, Oklahoma 73105

>   Re: **Access Midstream Partners, L.P.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 25, 2013**
>   **File No. 1-34831**

Dear Mr. Shiels:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Income from Unconsolidated Affiliates, page 55

1. We note you have substantial operations that are accounted for under the equity method of accounting. In this regard, we note income from unconsolidated affiliates was approximately 38% of your fiscal 2012 operating income. Please expand your MD&A discussion in future filings to provide a more comprehensive discussion of the factors underlying the changes in revenues and operating expenses of your equity method investments or advise us why this would not be useful to your investors. For example, it appears operating expenses have been relatively well controlled despite the significant increase in revenues in the Appalachia Midstream assets for the nine months ended September 30, 2013. Please tell us and disclose the underlying drivers behind your

operating expenses and if you believe the trend in operating expenses on a Mcf comparable basis is sustainable.

Liquidity and Capital Resources, page 57

2. We note you rely on borrowings under your revolving credit facility as a source of liquidity. While you disclose that you had no borrowings outstanding under your revolving credit facility as of December 31, 2012, we did note disclosure on page 55 that you incurred interest expenses on borrowing under your revolving credit facility. If borrowings during the reporting period are materially different than the period-end amounts recorded in the financial statements, then please revise future filings to provide disclosure about the intra-period variations in Management's Discussion and Analysis of Financial Condition and Results of Operations. See Section II.A of SEC Release No. 34-62934, Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and Analysis.

3. Partnership Distributions, page 78

3. Please tell us how you calculated the beneficial conversion feature (BCF) you recorded in connection with the issuance of the Class B and Class C convertible units. Further, please provide to us your accounting analysis which supports recognizing the BCF as a non-cash distribution that is recognized ratably from the issuance date through the conversion date in equity.

4. Net Income per Limited Partner Unit, page 80

4. Please explain to us if you are applying the if-converted method when calculating any incremental dilution from the Class B and Class C convertible units when calculating earnings per unit.

5. Please tell us whether the Class B and Class C Units are participating securities and what consideration you gave to utilizing the two-class method when presenting net income per limited partner unit. We refer you to the guidance in ASC 260-10-45-59A.

8. Business Combinations, page 84

6. We read your risk factor disclosure on page 20 with respect to certain contingent liabilities you assumed in connection with the CMO acquisition. Please explain to us and disclose in future filings how you evaluated the initial recognition of these contingences arising from the CMO acquisition. See FASB ASC 805-20-25-19 through 25-20B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief